Exhibit 99.3

ObsEva Announces Third Quarter 2019 Financial Results

– Reports Update on Three Women’s Health Product Candidates –

– Focusing on Phase 3 Programs for Linzagolix and the Phase 2

Program for OBE022 –

– Company to Host Conference Call/Webcast Today at 8 am ET/2pm CET –

GENEVA, Switzerland and BOSTON, MA (November 7, 2019) – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today reported financial results for the third quarter ended September 30, 2019 and announced top line results of the IMPLANT 4 trial.

“Despite the unexpected results for IMPLANT 4, we remain optimistic and committed to the development of our innovative pipeline with potentially best in class product candidates for serving unmet medical needs of millions of women. In particular, we are looking forward to PRIMROSE 2 study top line results, which we expect to announce this quarter” said Ernest Loumaye, MD, PhD, OB/GYN, CEO and Co-Founder of ObsEva.

Pipeline Update

1.	Nolasiban

IMPLANT 4 study did not meet primary endpoint: The Company has decided to discontinue the current development of nolasiban for IVF and will be exploring potential repositioning of the product.

2.	Linzagolix

•

Completed Patient Randomization for Two Pivotal Phase 3 trials For Women with Uterine Fibroids (PRIMROSE 1 and PRIMROSE 2): The studies include approximately 1,000 women in total with heavy menstrual bleeding (HMB) associated with uterine fibroids. The efficacy and safety of two oral doses of linzagolix are being studied, including 100mg once daily without hormonal add-back therapy (ABT) and 200mg once daily with ABT.

•

Positive Phase 2b (EDELWEISS 1) Results Presented at the American Society of Reproductive Medicine (ASRM) Annual Meeting: ObsEva presented positive 52-week results of linzagolix for treating endometriosis-associated pain.

•

Phase 3 trials EDELWEISS 2 (U.S.) and EDELWEISS 3 (U.S. and Europe) Currently Enrolling Patients: Each trial will enroll approximately 450 women with endometriosis-associated pain, and will include two oral doses of linzagolix, 75mg once daily without low-dose ABT and 200mg once daily with ABT.

3.	OBE022 To Delay Preterm Birth

•

Data Monitoring Committee Recommended Continuation of Phase 2 Study in Europe (PROLONG): In July 2019, the independent data monitoring committee (IDMC) recommended continuing the ongoing PROLONG trial with no modifications based upon the first 30 patients enrolled in Part B. Part B is the multicenter, randomized, double-blind, placebo-controlled portion of the trial that will enroll up to 120 patients with preterm labor at a gestational age of between 24 and 34 weeks.

Anticipated Near-Term Milestones

ObsEva expects to achieve the following clinical and regulatory milestones in 2019 – 2020:

Fourth quarter 2019

•	Linzagolix: Report six-month primary endpoint data from the PRIMROSE 2 Phase 3 trial (U.S. and Europe) to treat HMB due to uterine fibroids.

•	OBE022: Receive interim update in 60 patients dosed in Part B of the PROLONG Phase 2a trial in acute pre-term labor and decide next steps in development.

Second Quarter 2020

•	Linzagolix: Report six-month primary endpoint data from the Phase 3 PRIMROSE 1 trial (U.S.) of linzagolix for the treatment of HMB due to uterine fibroids.

Second Half 2020

•	Linzagolix:

•	Read-out 12 month data for PRIMROSE 1 and PRIMROSE 2

•	Conduct pre-submission meeting with the European Medicines Agency and the U.S. Food and Drug Administration for uterine fibroid indication.

•	OBEO22: Report PROLONG study final results

Third Quarter 2019 Financial Results

Net loss for the third quarter of 2019 was $27.6 million, or $0.63 per share, compared with a net loss of $18.6 million, or $0.42 per share, for the third quarter of 2018. Research and development expenses were $21.9 million and general and administrative expenses were $4.9 million for the third quarter of 2019, compared with $15.9 million and $3.1 million, respectively, for the third quarter of 2018. The net loss for the third quarter of 2019 included non-cash expenses of $3.0 million for stock-based compensation, compared with $2.0 million in the prior-year period.

As of September 30, 2019, the Company had cash and cash equivalents of $91.0 million, compared with $138.6 million as of December 31, 2018.

The full Q3 2019 financial report shall be available from November 11, 2019, in the financial reports section of the Company’s website.

To access the financial reports section of the Company’s website, please click [here].

To access the Q3 2019 financial report directly, please click [here].

Conference Call Today

ObsEva will host a conference call and audio webcast today beginning at 8:00 a.m. Eastern Time/2:00 p.m. Central European Time to provide a business update and discuss the third quarter results. Investors may participate by dialing (844) 419-1772 for U.S. callers or +1 (213) 660-0921 for international callers and referring to conference ID 9273485. A live or archived webcast of the conference call can be accessed under the “Investors” section of ObsEva’s website www.ObsEva.com.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, the timing of enrollment in and data from clinical trials and the results of interactions with regulatory authorities. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, the Risk Factors filed as Exhibit 99.1 to ObsEva’s Form 6-K filed on August 7, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Marion Janic

RooneyPartners LLC

mjanic@rooneyco.com

+1 212 223 4017 Office

+1 646 537 5649 Mobile

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

Consolidated Statements of Comprehensive Loss

	Three-month period ended September 30,		Nine-Month Period Ended September 30,
(in USD ’000, except share and per share data)—unaudited	2019	2018	2019	2018
Operating income other than revenue	5	2	11	10
OPERATING EXPENSES
Research and development expenses	(21,935)	(15,909)	(70,513)	(46,945)
General and administrative expenses	(4,865)	(3,137)	(16,306)	(10,287)

Total operating expenses	(26,800)	(19,045)	(86,819)	(57,231)

OPERATING LOSS	(26,795)	(19,043)	(86,808)	(57,221)

Finance income	219	430	425	616
Finance expense	(1,021)	—	(1,608)	—

NET LOSS BEFORE TAX	(27,597)	(18,613)	(87,991)	(56,605)

Income tax (expense)	(10)	23	(51)	23

NET LOSS FOR THE PERIOD	(27,607)	(18,590)	(88,042)	(56,582)

Net loss per share
Basic	(0.63)	(0.42)	(2.01)	(1.45)
Diluted	(0.63)	(0.42)	(2.01)	(1.45)
Weighted Average Number of Shares Outstanding	43,739,938	43,196,686	43,693,245	39,092,256

Consolidated Balance Sheets

(in USD ’000)—unaudited	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	91,017	138,640
Other receivables	776	885
Prepaid expenses	5,964	5,715

Total current assets	97,757	145,240
Non-current assets
Right-of-use assets	2,202	—
Furniture, fixtures and equipment	261	319
Intangible assets	26,608	21,608
Other long-term assets	270	273

Total non-current assets	29,341	22,200

Total assets	127,098	167,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability	46	—
Other payables and current liabilities	6,515	2,766
Accrued expenses	19,595	14,163
Current lease liabilities	598	—

Total current liabilities	26,754	16,929
Non-current liabilities
Non-current lease liabilities	1,665	—
Non-current borrowings	24,830	—
Post-employment obligations	3,608	3,547
Other long-term liabilities	414	48

Total non-current liabilities	30,517	3,595
Shareholders’ equity
Share capital	3,448	3,420
Share premium	318,226	314,565
Reserves	20,122	12,858
Accumulated losses	(271,969)	(183,927)

Total shareholders’ equity	69,827	146,916

Total liabilities and shareholders’ equity	127,098	167,440

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